FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of February, 2018

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated February 13, 2018, announcing Fourth Quarter and year 2017 results.

We consent to the incorporation by reference of the GAAP financial information included herein, in the Registration Statements on Form S-8 (Registration Nos. 333-180552, 333-187021, 333-204867, 333-210820 and 333-221546).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated February 13, 2018	By:	/s/ Yael Shofar
Yael Shofar
General Counsel

Gilat Reports Substantial Growth in 2017 Profitability, Tops
Adjusted EBITDA Target, Plans Significant Profitability Increase in 2018

Targets 2018 GAAP operating income growth of 56% to 93% and adjusted
EBITDA growth of 15% to 30%

Petah Tikva, Israel – February 13, 2018 – Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, today reported its results for the fourth quarter and full year ended December 31, 2017.

Key Financial Highlights:

•	Revenues for Q4 2017 totaled $82.7 million. Full year 2017 revenues of $282.8 million compare with $279.6 million in 2016.

•	Continued strong profitability:

o	Q4 2017 GAAP operating income was $5.6 million and non-GAAP operating income was $7.0 million.

o
Full year 2017 GAAP operating income climbed substantially to $10.9 million from $0.8 million in 2016.  Non-GAAP operating income for 2017 reached $18.5 million compared to $11.7 million in 2016, an increase of 58.6%.

o	Q4 2017 GAAP net income was $3.4 million, or $0.06 per diluted share. Q4 2017 non-GAAP net income was $4.7 million, or $0.09 per diluted share.

o
Full year 2017 GAAP net income increased to $6.8 million, or $0.12 per diluted share, from a loss of $5.3 million, or $0.10 per diluted share, in 2016.  Non-GAAP net income for 2017 more than doubled to $14.6 million, or $0.27 per diluted share, from $5.6 million, or $0.11 per diluted share, in 2016.

o	Q4 2017 Adjusted EBITDA was $9.0 million, or 10.8% of revenues. Full Year 2017 Adjusted EBITDA increased 36.2% to $26.2 million or 9.3% of revenues, from $19.2 million, or 6.9% of revenues in 2016.

•
Management objectives for 2018: revenue range between $285 million to $305 million, GAAP operating income of between $17 million and $21 million, and Adjusted EBITDA between $30 million and $34 million.

Yona Ovadia, CEO of Gilat, commented:
“I am very pleased to report that we had a good fourth quarter which concluded a year of significant progress for Gilat, including substantial growth in our full-year profitability as we topped our upwardly revised management objectives for 2017. Our Adjusted EBITDA reached $26.2 million, above our adjusted objective of $24 million to $26 million, which was itself modified upwards mid-year from a range of $20 million to $24 million, and represents an increase of more than 36% from 2016’s $19.2 million. Further, for the first time in seven years, we achieved full-year GAAP net income, which totaled $6.8 million, hence delivering on our commitment to GAAP profitability.

“Over the past year we have made substantial progress in executing our strategy, focusing on building a mix of quality and profitable revenues through our strategic growth engines of Mobile Cellular Backhaul and Mobility In-Flight Connectivity (IFC), combined with our efforts to reduce costs.

“We secured several LTE cellular backhauling deals, mainly in North America, and established a strong presence in the IFC market as exemplified by our partnership with Gogo with over 2,000 aircraft according to their backlog. These achievements coupled with our financial performance in 2017, are indicative of the progress we have made on both fronts, and of the solid and healthy foundation on which Gilat stands today, with a growing portion of recurring services.

Mr. Ovadia concluded: “Looking at 2018, we are focused on improving our profitability while growing the top line. We will continue to develop and expand our growth engines of Mobile Cellular Backhaul and Mobility IFC as we see growing reception to our services and solutions. We plan to expand our offering in these areas, and we still see room to improve the efficiency of our operations. Therefore, our management objectives for 2018 are growth in our top line to a range of $285 million to $305 million, and Adjusted EBITDA between $30 million and $34 million, which represents growth of 15% to 30% from 2017’s $26.2 million.”

Key Recent Announcements:

•	NBN Co and Speedcast Select Gilat for Business and Enterprise Satellite Service in Australia; Valued at Tens of Millions of Dollars

•	KDDI Selects Gilat’s Satellite Based LTE Cellular Backhaul Solution for Nationwide LTE Network in Japan

Conference Call and Webcast Details:

Gilat management will host a conference call today, Tuesday, February 13, to discuss the fourth quarter and full year results.  The details are as follows:

Conference Call and Webcast

 Following the announcement, Yona Ovadia, Chief Executive Officer, and Adi Sfadia, Chief Financial Officer, will discuss Gilat’s 2017 fourth quarter and full year results and participate in a question and answer session:

Date:	Tuesday, February 13, 2018
Start:	09:30 AM EST / 16:30 IST
Dial-in:	US: 1-888-407-2553
International: (972) 3-918-0610

A simultaneous Webcast of the conference call will be available on the Gilat website at www.gilat.com and through this link: www.veidan-stream.com/gilatq4-2017.html

The webcast will also be archived for a period of 30 days on the Company’s website and through the link above.

Conference Call Replay

Start:	February 13, 2018 at 12:00 PM EST / 19:00 IST
End:	February 16, 2018 at 12:00 PM EST / 19:00 IST
Dial-in:	US: 1-888-326-9310
International: (972) 3-925-5901

Non-GAAP Measures
 The attached summary unaudited financial statements were prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP). To supplement the consolidated financial statements presented in accordance with GAAP, the Company presents Non-GAAP presentations of net income, operating income, Adjusted EBITDA and earnings per share. The adjustments to the Company’s GAAP results are made with the intent of providing both management and investors a more complete understanding of the Company’s underlying operational results, trends and performance.

Adjusted EBITDA (operating income before depreciation, amortization, non-cash stock option expenses, costs related to acquisition transactions, restructuring cost, goodwill impairment, impairment of long lived assets, trade secrets litigation expenses and tax expenses under amnesty program) is presented to compare the Company’s performance to that of prior periods and evaluate the Company’s financial and operating results on a consistent basis from period to period. The Company also believes this measure, when viewed in combination with the Company’s financial results prepared in accordance with GAAP, provides useful information to investors to evaluate ongoing operating results and trends. Adjusted EBITDA, however, should not be considered as an alternative to operating income or net income for the period and may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. Adjusted EBITDA is not a measure of financial performance under GAAP and may not be comparable to other similarly titled measures for other companies. Reconciliation between the Company's Operating income and Adjusted EBITDA is presented in the attached summary financial statements.

This news release also contains a forward-looking estimate of Adjusted EBITDA projected to be generated by Gilat in 2018. A forward-looking estimate of net income and reconciliations of the forward-looking estimates of Adjusted EBITDA to net income are not provided because the items necessary to estimate net income are not estimable at this time. Non-GAAP presentations of net income, operating income, Adjusted EBITDA and earnings per share should not be considered in isolation or as a substitute for any of the consolidated statements of operations prepared in accordance with GAAP, or as an indication of Gilat’s operating performance or liquidity.

About Gilat

Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With 30 years of experience, we design and manufacture cutting-edge ground segment equipment, and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Delivering high value competitive solutions, our portfolio comprises of a cloud based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid State Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. We undertake no obligation to update or revise any forward-looking statements for any reason. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Gilat Satellite Networks
Doreet Oren
DoreetO@gilat.com

Comm-Partners LLC
June Filingeri, President
203-972-0186
junefil@optonline.net

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except share and per share data)

	Twelve months ended December 31,		Three months ended December 31,
	2017	2016	2017	2016
	Unaudited	Audited	Unaudited

Revenues	$282,756	$279,551	$82,652	$80,345
Cost of revenues	200,261	204,061	57,416	56,147

Gross profit	82,495	75,490	25,236	24,198

Research and development expenses	29,433	26,477	8,785	7,103
Less - grants	1,419	1,624	599	616
Research and development expenses, net	28,014	24,853	8,186	6,487
Selling and marketing expenses	23,759	23,411	6,572	6,187
General and administrative expenses	19,861	26,471	4,835	5,036

Total operating expenses	71,634	74,735	19,593	17,710

Operating income	10,861	755	5,643	6,488

Financial expenses, net	(4,307)	(4,843)	(1,138)	(1,668)

Income (loss) before taxes on income	6,554	(4,088)	4,505	4,820

Taxes on income (tax benefit)	(247)	1,252	1,102	285

Net income (loss)	$6,801	$(5,340)	$3,403	$4,535

Earnings (loss) per share (basic and diluted)	$0.12	$(0.10)	$0.06	$0.08

Weighted average number of shares used in
computing earnings (loss) per share
Basic	54,680,822	51,970,458	54,719,903	54,591,346
Diluted	54,851,967	51,970,458	55,237,923	54,615,092

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP STATEMENTS OF OPERATIONS
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except share and per share data)

	Three months ended			Three months ended
	December 31, 2017			December 31, 2016
	GAAP	Adjustments (1)	Non-GAAP	GAAP	Adjustments (1)	Non-GAAP
	Unaudited			Unaudited

Gross profit	$25,236	1,212	$26,448	$24,198	1,204	$25,402
Operating expenses	19,593	(160)	19,433	17,710	(1,264)	16,446
Operating income	5,643	1,372	7,015	6,488	2,468	8,956
Income before taxes on income	4,505	1,318	5,823	4,820	2,468	7,288
Net income	$3,403	1,318	$4,721	$4,535	2,468	$7,003

Earnings per share (basic and diluted)	$0.06	0.03	$0.09	$0.08	0.05	$0.13

Weighted average number of shares used in
computing earnings per share
Basic	54,719,903		54,719,903	54,591,346		54,591,346
Diluted	55,237,923		55,507,634	54,615,092		54,652,640

(1) Adjustments reflect the effect of non-cash stock-based compensation as per ASC 718, amortization of intangible assets related to shares acquisition transactions, trade secrets litigation expenses and tax benefit under amnesty program.

	Three months ended			Three months ended
		December 31, 2017			December 31, 2016
		Unaudited			Unaudited

GAAP net income		$3,403			$4,535

Gross profit
Non-cash stock-based compensation expenses		17			9
Amortization of intangible assets related to acquisition transactions		1,195			1,195
		1,212			1,204
Operating expenses
Non-cash stock-based compensation expenses		213			207
Amortization of intangible assets related to acquisition transactions		125			193
Trade secrets litigation expenses		-			864
Tax benefit under amnesty program		(178)			-
		160			1,264

Finance and taxes on income		(54)			-

Non-GAAP net income		$4,721			$7,003

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP STATEMENTS OF OPERATIONS
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except share and per share data)

	Twelve months ended			Twelve months ended
	December 31, 2017			December 31, 2016
	GAAP	Adjustments (1)	Non-GAAP	GAAP	Adjustments (1)	Non-GAAP
	Unaudited			Unaudited

Gross profit	$82,495	4,832	$87,327	$75,490	4,817	$80,307
Operating expenses	71,634	(2,802)	68,832	74,735	(6,091)	68,644
Operating income	10,861	7,634	18,495	755	10,908	11,663
Income (loss) before taxes on income	6,554	7,817	14,371	(4,088)	10,908	6,820
Net income (loss)	$6,801	$7,817	$14,618	$(5,340)	$10,908	$5,568

Earnings (loss) per share (basic and diluted)	$0.12	0.15	$0.27	$(0.10)	0.21	$0.11

Weighted average number of shares used in
computing earnings (loss) per share
Basic	54,680,822		54,680,822	51,970,458		51,970,458
Diluted	54,851,967		55,014,640	51,970,458		52,123,677

(1) Adjustments reflect the effect of non-cash stock-based compensation as per ASC 718, amortization of intangible assets related to shares acquisition transactions, trade secrets litigation expenses and tax expenses under amnesty program.

	Twelve months ended			Twelve months ended
		31 December 2017			31 December 2016
		Unaudited			Unaudited

GAAP net income (loss)		$6,801			$(5,340)

Gross profit
Non-cash stock-based compensation expenses		56			41

Amortization of intangible assets related to acquisition transactions		4,776			4,776
		4,832			4,817
Operating expenses
Non-cash stock-based compensation expenses		800			867
Amortization of intangible assets related to acquisition transactions		679			777
Trade secrets litigation expenses		873			4,447
Tax expenses under amnesty program		450			-
		2,802			6,091

Finance and taxes on income		183			-

Non-GAAP net income		$14,618			$5,568

GILAT SATELLITE NETWORKS LTD.
ADJUSTED EBITDA
U.S. dollars in thousands

	Twelve months ended December 31,		Three months ended December 31,
	2017	2016	2017	2016
	Unaudited		Unaudited

GAAP operating income	$10,861	$755	$5,643	$6,488
Add (deduct):
Non-cash stock-based compensation expenses	856	908	230	216
Trade secrets litigation expenses	873	4,447	-	864
Tax expenses (benefit) under amnesty program	450	-	(178)	-
Depreciation and amortization	13,140	13,108	3,256	3,277

Adjusted EBITDA	$26,180	$19,218	$8,951	$10,845

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED BALANCE SHEET
U.S. dollars in thousands

	December 31,	December 31,
	2017	2016
	Unaudited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$52,957	$40,133
Restricted cash	29,288	62,229
Restricted cash held by trustees	4,325	9,058
Trade receivables, net	108,842	89,377
Inventories	28,853	21,469
Other current assets	21,970	17,017

Total current assets	246,235	239,283

LONG-TERM INVESTMENTS:
Severance pay funds	8,188	7,791
Other long term receivables	974	436

Total long-term investments	9,162	8,227

PROPERTY AND EQUIPMENT, NET	82,246	80,837

INTANGIBLE ASSETS, NET	5,709	11,383

GOODWILL	43,468	43,468

TOTAL ASSETS	$386,820	$383,198

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED BALANCE SHEET
U.S. dollars in thousands

	December 31,	December 31,
	2017	2016
	Unaudited	Audited

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Current maturities of long-term loans	$4,479	$4,617
Trade payables	33,715	29,625
Accrued expenses	70,534	53,429
Advances from customers and deferred revenues	16,721	37,659
Advances from customers, held by trustees	1,416	7,498
Other current liabilities	20,044	13,846

Total current liabilities	146,909	146,674

LONG-TERM LIABILITIES:
Accrued severance pay	7,999	7,485
Long-term loans, net of current maturities	12,582	16,932
Other long-term liabilities	1,008	2,281

Total long-term liabilities	21,589	26,698

EQUITY:
Share capital - ordinary shares of NIS 0.2 par value	2,601	2,593
Additional paid-in capital	921,726	920,162
Accumulated other comprehensive loss	(3,046)	(3,224)
Accumulated deficit	(702,959)	(709,705)

Total equity	218,322	209,826

TOTAL LIABILITIES AND EQUITY	$386,820	$383,198

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Twelve months ended December 31,		Three months ended December 31,
	2017	2016	2017	2016
	Unaudited	Audited	Unaudited
Cash flows from operating activities:
Net income (loss)	$6,801	$(5,340)	$3,403	$4,535
Adjustments required to reconcile net income (loss)
to net cash provided by (used in) operating activities:
Depreciation and amortization	13,140	13,108	3,256	3,277
Stock-based compensation of options and RSU's	856	908	230	216
Accrued severance pay, net	118	(267)	(11)	(65)
Accrued interest and exchange rate differences on
short and long-term restricted cash, net	(239)	(442)	(135)	1,012
Exchange rate differences on long-term loans	186	(43)	35	(99)
Deferred income taxes, net	189	4	489	(1)
Increase in trade receivables, net	(19,588)	(37,586)	(22,421)	(47,695)
Increase in other assets (including short-term, long-term
and deferred charges)	(4,029)	(3,474)	(400)	(4,593)
Decrease (increase) in inventories	(10,763)	2,221	(1,534)	1,356
Decrease in restricted cash directly related to operating activities, net	38,123	48,519	-	12,991
Increase in trade payables	4,087	12,454	5,169	8,607
Increase in accrued expenses	14,898	30,149	243	4,135
Increase (decrease) in advances from customers	(18,959)	(53,081)	(7,245)	13,561
Increase (decrease) in advances from customers, held
by trustees	(6,185)	(18)	(3,845)	1,010
Increase in other current liabilities and other long term liabilities	2,165	3,666	1,808	2,036
Net cash provided by (used in) operating activities	20,800	10,778	(20,958)	283

Cash flows from investing activities:
Purchase of property and equipment	(3,692)	(4,307)	(283)	(1,485)
Investment in restricted cash held by trustees	(14,218)	(16,200)	(3,416)	(5,275)
Proceeds from restricted cash held by trustees	18,974	16,498	5,586	3,025
Investment in restricted cash (including long-term)	(5,700)	(17,001)	(5,044)	(9,751)
Proceeds from restricted cash (including long-term)	661	7,441	(10)	-
Net cash used in investing activities	(3,975)	(13,569)	(3,167)	(13,486)

Cash flows from financing activities:
Capital lease payments	-	(309)	-	(2)
Issuance of shares in a rights offering	-	35,085	-	(12)
Issuance of restricted stock units and exercise of stock options	661	588	92	63
Short term bank credit, net	-	(7,000)	-	-
Repayment of long-term loans	(4,673)	(4,443)	(145)	(27)
Net cash provided by (used in) financing activities	(4,012)	23,921	(53)	22

Effect of exchange rate changes on cash and cash equivalents	11	568	(99)	(125)

Increase (decrease) in cash and cash equivalents	12,824	21,698	(24,277)	(13,306)

Cash and cash equivalents at the beginning of the period	40,133	18,435	77,234	53,439

Cash and cash equivalents at the end of the period	$52,957	$40,133	$52,957	$40,133